                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                        UNDER THE SECURITIES ACT OF 1934
                             (Amendment No. 1) (1)

                         WELLPOINT HEALTH NETWORKS INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   94973H108
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


____________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)
                               Page 1 of 5 Pages
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                                 SCHEDULE 13G

CUSIP No. 94973H108                              Page 2 of 5 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               California HealthCare Foundation, I.R.S. ID No. 95-4523231

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [ ]
         Not applicable.

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Citizenship Or Place Of Organization
               State of California

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               33,177,746

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               Not applicable.

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               38,410,000

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               Not applicable.

9        Aggregate Amount Beneficially Owned By Each Reporting Person
               38,410,000

10       Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares
               [ ]
         Not applicable.

11       Percent Of Class Represented By Amount In Row (9)
               57.8%

12       Type Of Reporting Person
               CO

ITEM 1(a).  NAME OF ISSUER:

     WellPoint Health Networks Inc. ("WellPoint"), after its merger with Blue Cross of California on May 20, 1996.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The principal executive offices of WellPoint are located at 21555 Oxnard Street, Woodland Hills, California 91367.


ITEM 2(a).  NAME OF PERSON FILING:

     California HealthCare Foundation ("CHF").


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

     The principal business office of CHF is located at 21550 Oxnard Street, Woodland Hills, California 91367.


ITEM 2(c).  CITIZENSHIP:

     CHF is a California corporation.


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

     Common Stock, $.01 par value.


ITEM 2(e).  CUSIP NUMBER:

     94973H 10 8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable.



                               Page 3 of 5 Pages
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ITEM 4.  OWNERSHIP:

     (a)   Amount Beneficially Owned:  38,410,000

     (b)   Percent of Class:  57.8%

     (c)   Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                33,177,746

          (ii) shared power to vote or to direct the vote: Not applicable.

          (iii) sole power to dispose or to direct the
                disposition of:     38,410,000

          (iv) shared power to dispose or to direct the disposition of: Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable.


ITEM 10.  CERTIFICATION:

     Not Applicable.

                               Page 4 of 5 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 6th day of December, 1996.



                                      By:  /s/ Enrique Hernandez, Jr.
                                           Name:  Enrique Hernandez, Jr.
                                           Title: Assistant Secretary



                               Page 5 of 5 Pages